                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                        Authentic Specialty Foods, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  05266E 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Charles H. Esserman
                             250 Montgomery Street
                            San Francisco, CA 94104
                                 (415) 398-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Shansby Group (94-3053801)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TSG International (98-0086893)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TSG Partners (94-3053880)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TSG2 L.P. (94-3196598)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,376,200
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,376,200
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,376,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TSG2 Management, L.L.C. (94-3189078)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,386,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,386,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,386,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shansby Partners, L.L.C. (94-3278619)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          90,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    90,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J. Gary Shansby
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           28,969
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,476,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    28,969
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,476,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,504,969
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles H. Esserman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           13,097
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,476,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    13,097
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,476,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,489,097
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON SEPTEMBER 15, 1997, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON OCTOBER 14, 1997. THE TEXTS OF ITEMS 2, 5, 6 AND 7 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS
FOLLOWS:

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by The Shansby Group ("The Shansby Group"), TSG International ("TSGI"), TSG Partners ("TSG Partners"), TSG2 L.P. ("TSG2"), TSG2 Management, L.L.C. ("TSG2 Management"), Shansby Partners, L.L.C. ("Shansby Partners"), J. Gary Shansby ("Mr. Shansby") and Charles H. Esserman ("Mr. Esserman") (hereinafter, the "Reporting Persons"). The Shansby Group, a California limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of The Shansby Group is TSG Partners, a California limited partnership. TSG Partners' principal business is serving as the general partner of both The Shansby Group and TSGI. The general partners of TSG Partners are Mr. Shansby and Mr. Esserman. Shansby Partners is a Delaware limited liability company. Its principal business is to serve as a financial advisor to the portfolio companies of The Shansby Group, TSGI and TSG2. The only members of Shansby Partners are Mr. Shansby and Mr. Esserman. Mr. Shansby's principal occupation is serving as a general partner of TSG Partners and as a managing member of TSG2 Management. He also serves as a director of the Issuer. Mr. Shansby is a citizen of the United States of America. Mr. Esserman's principal occupation is serving as a general partner of TSG Partners and as a managing member of TSG2 Management. He also serves as a director, a vice president and the secretary of the Issuer. Mr. Esserman is a citizen of the United States of America.

         TSGI, a Cayman Islands limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of TSGI is TSG Partners, and the general partners of TSG Partners are Mr. Shansby and Mr. Esserman.

         TSG2, a Delaware limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of TSG2 is TSG2 Management, a Delaware limited liability company. TSG2 Management's principal business is serving as the general partner of TSG2. The managing members of TSG2 Management are Mr. Shansby and Mr. Esserman.

         The principal office of The Shansby Group, TSGI, TSG2, TSG2 Management, Shansby Partners, TSG Partners, Mr. Shansby and Mr. Esserman is located at 250 Montgomery Street, Suite 1100, San Francisco, CA 94104.

         During the past five years, none of The Shansby Group, TSGI, TSG2 Management, Shansby Partners, TSG2, TSG Partners, Mr. Esserman or Mr. Shansby have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of The Shansby Group, TSGI, TSG2 Management, Shansby Partners, TSG2, TSG Partners, Mr. Esserman or Mr. Shansby are currently, or during the last five years have been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         There were 8,027,126 shares of Common Stock issued and outstanding as of January 15, 1998. TSG2 beneficially owns 1,376,200 shares of Common Stock, which represents 17.1% of the total issued and outstanding shares of Common Stock as of January 15, 1998. TSG2 Management is deemed to beneficially own 1,386,000 shares of Common Stock, which represents 17.3% of the total issued and outstanding shares of Common Stock as of January 15, 1998. Mr. Shansby is deemed to beneficially own 1,504,969 shares of Common Stock, which represents 18.5% of the total issued and outstanding shares of Common Stock as of January 15, 1998. Mr. Esserman is deemed to beneficially own 1,489,097 shares of Common Stock, which represents 18.3% of the total issued and outstanding shares of Common Stock as of January 15, 1998. Shansby Partners is deemed to beneficially own 90,000 shares of Common Stock, which represents

1.1% of the total issued and outstanding shares of Common Stock as of January 15, 1998. These 90,000 shares are represented by certain warrants that have been issued to Shansby Partners by the Issuer, as described below.

         On December 31, 1997, the 268,964 shares of Common Stock held by The Shansby Group and the 106,036 shares of Common Stock held by TSGI were distributed pro rata to their respective partners (the "Distribution"). None of the partners of The Shansby Group or TSGI, other than Mr. Shansby and Mr. Esserman, are affiliates of any of the Reporting Persons or of the Issuer. In addition, none of the partners of The Shansby Group or TSGI, other than Mr. Shansby and Mr. Esserman, became a beneficial owner of 5% or more of the outstanding Common Stock as a result of the Distribution. Upon effectiveness of the Distribution on December 31, 1997, The Shansby Group, TSGI and TSG Partners ceased to beneficially own any shares of Common Stock. Therefore, they will not be included as Reporting Persons in any future amendments to this
Schedule 13D.

         Shansby Partners has entered into an advisory agreement with the Company to provide financial advisory services to the Company, and receives cash compensation and warrants to purchase shares of the Common Stock in connection therewith. Upon consummation of the Initial Public Offering, Shansby Partners received a five-year warrant to acquire 350,000 shares of Common Stock at an exercise price of $8.00 per share, subject to customary adjustments (the "IPO Warrant"). The IPO Warrant may not be exercised until September 3, 1998 and expires on September 3, 2002. In connection with the Issuer's acquisition of La Monita Mexican Food Products, Inc. on September 30, 1997, Shansby Partners received a five-year warrant to acquire 30,000 shares of Common Stock at an exercise price of $10.5875 per share, subject to customary adjustments (the "La Monita Warrant"). The La Monita Warrant is exercisable at any time on or prior to September 30, 2002. In connection with the Issuer's acquisition of Sauces Unlimited, Inc. on October 29, 1997, Shansby Partners received a five-year warrant to acquire 30,000 shares of Common Stock at an exercise price of $10.45 per share, subject to customary adjustments (the "Sauces Warrant"). The Sauces Warrant is exercisable at any time on or prior to October 29, 2002. In connection with the Issuer's acquisition of The Tortilla King, Inc. on January 9, 1998, Shansby Partners received a five-year warrant to acquire 30,000 shares of Common Stock at an exercise price of $12.5125 per share, subject to customary adjustments (the "Tortilla King Warrant"). The Tortilla King Warrant is exercisable at any time on or prior to January 9, 2003. Generally, except as described above, the IPO Warrant, the La Monita Warrant, the Sauces Warrant and the Tortilla King Warrant are substantially identical. The warrant agreement relating to the IPO Warrant is incorporated herein by reference to Exhibit 5.

         Except as described below, TSG2 Management has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock it owns. TSG2 shares the power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock it owns with TSG2 Management, its general partner. As members of TSG2 Management, the general partner of TSG2, and as members of Shansby Partners, Mr. Esserman and Mr. Shansby may be deemed to have the ability to direct the voting of the shares held by TSG2, TSG2 Management and Shansby Partners and to direct the disposition of such shares.

         Except as described below, TSG2 Management is the only entity or person that has the right to receive or the power to direct the receipt of dividends from its shares of Common Stock or the right to receive or the power to direct the proceeds from the sale of its shares of Common Stock. TSG2 Management, the general partner of TSG2, has the right to receive and the power to direct the receipt of dividends from TSG2's shares of Common Stock and the right to receive and the power to direct the proceeds from the sale of TSG2's shares of Common Stock. As members of TSG2 Management, the general partner of TSG2, and as members of Shansby Partners, Mr. Esserman and Mr. Shansby may be deemed to have the ability to direct the receipt of dividends from the shares held by TSG2, TSG2 Management and Shansby Partners and to direct the proceeds from the sale of such shares.

         The only transaction in the Common Stock that was effected by the Reporting Persons during the past sixty days was the Distribution and the receipt of the Tortilla King Warrant, as described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Shansby Group, TSGI, TSG2 and TSG2 Management each entered into lock-up agreements with the underwriters of the Initial Public Offering in which they agreed, among other things, not to sell, offer to sell, issue, distribute or otherwise dispose of any of their shares of Common Stock for a period of 180 days after August 27, 1997 without the prior written consent of Cruttenden Roth Incorporated. The lock-up agreement of The Shansby Group is incorporated herein by reference to Exhibit 1 of the Schedule 13D filed on September 15, 1997. The lock-up agreement of TSGI is incorporated herein by reference to Exhibit 2 of the Schedule 13D filed on September 15, 1997. The lock-up agreement of TSG2 is incorporated herein by reference to Exhibit 3 of the Schedule 13D filed on September 15, 1997. The lock-up agreement of TSG2 Management is incorporated herein by reference to Exhibit 4 of the Schedule 13D filed on September 15, 1997.

         The warrant agreement relating to the IPO Warrant, discussed in Item 5 above, is incorporated herein by reference to Exhibit 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         *1. Lock-up Agreement made as of August 15, 1997 by The Shansby Group.

         *2. Lock-up Agreement made as of August 15, 1997 by TSG International.

         *3. Lock-up Agreement made as of August 15, 1997 by TSG2 L.P.

         *4. Lock-up Agreement made as of August 15, 1997 by TSG2 Management,
             L.L.C.

         5. Warrant Agreement between the Company and Shansby Partners, L.L.C., dated September 2, 1997.

         6. Joint Filing Agreement, dated as of January 30, 1998, among The Shansby Group, TSG International, TSG Partners, TSG2 L.P., TSG2 Management, L.L.C., Shansby Partners, L.L.C., J. Gary Shansby and Charles H. Esserman.


------------------
*Previously filed.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE SHANSBY GROUP
                                       By: TSG Partners, its general partner

                                       By: /s/ CHARLES H. ESSERMAN
                                          ------------------------------------
Dated:  January 30, 1998                  Charles H. Esserman, general partner

                                       TSG INTERNATIONAL

                                       By: TSG Partners, its general partner

                                       By: /s/ CHARLES H. ESSERMAN
                                          ------------------------------------
                                          Charles H. Esserman, general partner

                                       TSG PARTNERS

                                       By: /s/ CHARLES H. ESSERMAN
                                          ------------------------------------
                                          Charles H. Esserman, general partner

                                       TSG2 L.P.

                                       By: TSG2 Management, L.L.C., its
                                       general partner

                                       By: /s/ CHARLES H. ESSERMAN
                                          ------------------------------------
                                          Charles H. Esserman, managing member

                                       TSG2 Management, L.L.C.

                                       By: /s/ CHARLES H. ESSERMAN
                                          ------------------------------------
                                          Charles H. Esserman, managing member

                                       Shansby Partners, L.L.C.

                                       By: /s/ CHARLES H. ESSERMAN
                                          ------------------------------------
                                          Charles H. Esserman, managing member

                                       /s/ J. GARY SHANSBY
                                       ---------------------------------------
                                       J. Gary Shansby

                                       /s/ CHARLES H. ESSERMAN
                                       ---------------------------------------
                                       Charles H. Esserman

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
                 FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

                                 EXHIBIT INDEX


Exhibit
-------
 *1.            Lock-up Agreement made as of August 15, 1997 by The Shansby Group.


 *2.            Lock-up Agreement made as of August 15, 1997 by TSG International.


 *3.            Lock-up Agreement made as of August 15, 1997 by TSG2 L.P.

 *4.            Lock-up Agreement made as of August 15, 1997 by TSG2 Management, L.L.C.


 5.             Warrant Agreement between the Company and Shansby Partners, L.L.C., dated
                September 2, 1997.


 6.             Joint Filing Agreement, dated as of January 30, 1998, among The Shansby
                Group, TSG International, TSG Partners, TSG2 L.P., TSG2 Management, L.L.C.,
                Shansby Partners, L.L.C., J. Gary Shansby and Charles H. Esserman.


------------------
*Previously filed.